Exhibit 99.1

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Managers’ transactions announcement according to article 19 MAR

Leverkusen (pta/12.08.2020/18:02) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Thomas Schaffer
2	Reason for the notification
a)	Position/status	Executive
b)	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Biofrontera AG
b)	LEI	391200D6GFSVFGFQTL13
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument	Financial instrument linked to a share or a debt instrument
	Identification code	DE0006046113
b)	Nature of the transaction	Another
Subscription of 1294 mandatory convertible bonds as part of the exercise of subscription rights in the issue of a subordinated mandatory convertible bond 2020/2021 by Biofrontera AG. The subscription price for each of the subordinated convertible bond was set at 100% of their nominal value of EUR 3.00 each.
c)	Price(s)	Volume(s)
	3.00 EUR	3,882.00 EUR
d)	Aggregated price	Aggregated volume
	3.00 EUR	3,882.00 EUR
e)	Date of the transaction	10.08.2020 UTC+2
f)	Place of the transaction	Outside a trading venue

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor Relations
phone: +49 (0) 214 87 63 20
e-mail: ir@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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